UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Material fact, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 16, 2021, regarding guidance.

2.	Synthetic Voting Ballot Map of the Annual General Meeting ("AGM"), comprising the votes received through the Distance Voting Ballot by the Bookkeeper and Natura &Co Holding S.A., pursuant to CVM Instruction 561.

3.	Synthetic Voting Ballot Map of the Extraordinary General Meeting (“EGM”), comprising the votes received through the Distance Voting Ballot by the Bookkeeper and by Natura &Co Holding S.A., pursuant to CVM Instruction 561.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: April 16, 2021

Item 1

Material fact, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 16, 2021, regarding guidance.

Natura &Co Holding S.A.

Publicly-Held Company

CNPJ/ME No. 32.785.497/0001-97

NIRE No. 35300531582

CVM Code No. 02478-3

MATERIAL FACT

Disclosure of New Projections about the Company and Avon International as well as Revision of the Projection of Synergies arising from the Business Combination between the Company and Avon International.

Natura &Co Holding S.A. (B3: NTCO3; NYSE: NTCO) (“Company”), in compliance with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 358, of January 3rd, 2002, as amended, of CVM Ruling No. 480, of November 18, 2009, as amended (“CVM Ruling 480”), and of Law No. 6,404, of December 15, 1976, as amended, hereby informs its shareholders and the market in general about the disclosure of the following projections (guidance) regarding certain financial indicators:

(i) Projections related to the Company

•	Consolidated Net Revenue: Between R$47 billion and R$49 billion in the fiscal year to be ended on December 31, 2023.

•	Consolidated EBITDA Margin: Between 14% and 16% in the fiscal year to be ended on December 31, 2023.

•	Consolidated Net Indebtedness Ratio: Net debt equal to or less than 1.0x EBITDA of the twelve months prior to December 31, 2023

The projections disclosed above include assumptions such as the Company’s consolidated budget for the current year, as well as its strategic plan for the subsequent years. Furthermore, the Company considers the following factors:

(a)	growth in the global market for cosmetics, fragrances and personal care items;

(b)	expectation of increased penetration of online sales;

(c)	Avon International's transformation plan supported by investments in the implementation of a new commercial model, digitalization of the business and brand rejuvenation program;

(d)	investments on the evolution of the digitalized direct sales model, product innovation and geographic expansion; and

(e)	all amounts denominated in US$ consider the exchange rate of US$ 1.00 to R$ 5.00.

Specifically for the EBITDA Margin projection, the Company considered the following assumptions:

(a)	revenue growth of all distribution channels, such as, direct sales, own stores, e-commerce, franchises and others;

(b)	gains in operational leverage due to the increase of consolidated revenue;

(c)	expansion of the EBITDA margin, deriving from the expansion of the EBITDA margin of Avon International (as described below);

(d)	the continuous margin increase from (i) Natura &Co Latam segment, and (ii) other business segments based on their respective strategic plans with focus on innovation and expansion of their sales channels, such as retail and e-commerce; and

(e)	completion of the capture of synergies arising from the business combination with Avon (as described below).

Specifically regarding the projection related to the net indebtedness ratio, the Company considered a ratio of up to 1.0x its EBITDA is reasonable to its business profile. The net debt calculation excludes impacts of Purchase Price Allocation (PPA) and leasing obligations.

(ii) Projections of the Avon International segment

•	EBITDA Margin in 2024: mid-teens, on December 31, 2024; and

•	Investment program in the period between the fiscal years of 2021 and 2024 of US$163 million in operational expenses (using a foreign exchange rate of US$1.00 to R$5.00).

The projections disclosed above include assumptions such as the Company’s consolidated budget for the current year, as well as its strategic plan for the subsequent years, as well as the initiatives described for the projections related to the Company on item (i) above.

(c) Projections related to the synergies arising from the business combination between the Company and Avon

In addition, the Company reviewed its synergies projection arising from the business combination between the Company and Avon, which were reinstated on November 12, 2020, as per Material Fact published on the same date.

In view of the above, the Company expects to gradually capture, during the period from 2020 to 2024, operational synergies in the range of US$350 million to US$450 million on an annual recurring basis (using a foreign exchange rate of US$1.00 to R$5.00), as indicated below:

These estimates do not consider the one-time costs for the achievement of the initiatives related to such synergies, which are estimated by the Company to be approximately US$230 million over the same period of 2020 to 2024.

The expected synergies are based on the assumption that the Company will be able to successfully implement the following initiatives, among others:

•	Sourcing: optimization of purchases of raw materials, catalogs, freight services, storage, advertising, as well as administrative functions. These activities are expected to account for synergy gains between US$85 million to US$115 million;

•	Manufacturing and distribution: optimization of the distribution centers network, reducing the complexity of our factory structure and consolidating transportation activities, improving service levels for Natura’s consultants and Avon representatives, considering, also, synergies captured aside from Natura &Co Latam. These functions are expected to account for synergy gains between US$100 million and US$125 million (previously estimated in between US$ 50 million and US$ 75 million);

•	Administrative expenses: integration of areas such as information technology, data center, administrative functions in general, among others. These activities are expected to account for synergy gains between US$75 million and US$90 million; and

•	Natura &Co Latam Revenue: revenue synergies related to Natura &Co in the range of US$90 million to US$120 million.

The projections are valid until their effective implementation or until a new analysis and/or reviews by our management that may alter the projections presented as a result of changes in the underlying assumptions. Such reviews will be carried out at least annually.

The projections hereby consist of mere estimates from the Company’s management, and thus are subject to risks and uncertainties, and, under no circumstances, constitute a performance promise. In case of material change in these factors, the projections will be reviewed. The information about the business perspectives, projections and financial goals consist of mere predictions, based on the management’s current expectations regarding the future of the Company. Said expectations depend on market conditions and on the economic outlook in Brazil as well as in the countries and sectors in which we operate. Any change in the perception or in the factors described above may cause actual results to differ from projections presented.

In light of the above, section 11 of the Company's Reference Form will be updated within the period established in CVM Ruling 480, in such a way it will be made available for access by the investors both through CVM’s website (http://www.cvm.gov.br) and through the Company's investor relations website (https://ri.naturaeco.com/pt-br/).

This Material Fact is merely informative and shall, under any circumstances, neither be interpreted as an investment recommendation, nor an offer to acquire any securities issued by the Company.

São Paulo, April 16, 2021.

Viviane Behar de Castro

Investor Relations Officer

Item 2

Synthetic Voting Ballot Map of the Annual General Meeting ("AGM"), comprising the votes received through the Distance Voting Ballot by the Bookkeeper and Natura &Co Holding S.A., pursuant to CVM Instruction 561.

NATURA &CO HOLDING S.A. Publicly Held Company Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97 State Registration (NIRE) 35.300.531.582

Annual General Meeting - April 16, 2021 - 8:00 a.m. DVB

Synthetic Voting Ballot Map of the Annual General Meeting ("AGM"), comprising the votes received through the Distance Voting Ballot by the Bookkeeper and the Company, pursuant to CVM Instruction 561. The information in this document reflects the information available in our bookkeeping system as of this date.

SYNTHETIC VOTING BALLOT MAP	O N

RESOLUTION MATTER	VOTE	SHAREHOLDING	% OF CORPORATE CAPITAL

1	Simple Resolution	APPROVE	380,647,756	27.654%
	Approval of the management’s report and of the financial statements, together with the independent auditors’ report, related to the fiscal year ended on December 31, 2020.	REJECT	0	0.000%
		ABSTAIN	56,356,706	4.094%
2	Simple Resolution	APPROVE	423,768,963	30.787%
	Approval of the proposal for allocation of the losses assessed in the fiscal year ended on December 31, 2020 to the Company’s accrued losses account.	EJECT	0	0.000%
		ABSTAIN	13,235,499	0.962%
3	Simple Resolution	APPROVE	154,086,344	11.195%
	Approval of the management proposal to resolve on the overall compensation of the Company’s managers, to be paid up to the date of the annual general meeting at which the Company’s shareholders vote on the financial statements for the fiscal year ending December 31, 2021.	REJECT	183,864,261	13.358%
		ABSTAIN	99,053,857	7.196%

4	Simple Question	YES	305,434,598	22.190%
	Although not included in the agenda of the AGM, the law allows shareholders who hold at least two percent (2%) of the Company’s capital to request the creation of a Fiscal Council. As required by law, this Ballot contains simple question No. 4 for the shareholder to express their opinion on the creation of the Fiscal Council. The Management suggests that the shareholders who opt for the remote voting vote “no” or “abstain” in the answer to the simple question No. 4. for the reasons exposed in the Management Proposal for the Annual and Extraordinary General Meetings to be held on April 16. 2021, available on Natura &Co’s website for Investors Relations (https://ri.naturaeco.com) and on CVM (www.gov.br/cvm) and B3 (www.b3.com.br) websites. Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law No. 6.404 of 1976?	NO	82,976,045	6.028%
		ABSTAIN	48,593,819	3.530%
5	Simple Question	YES	401,685,048	29.183%
	If a second call is necessary regarding the AGM, may the voting instructions included in this Remote Voting Ballot also be considered in the event of resolution for the matters of the AGM at a second call?	NO	32,957,257	2.394%
		ABSTAIN	2,362,157	0.172%

Item 3

Synthetic Voting Ballot Map of the Extraordinary General Meeting (“EGM”), comprising the votes received through the Distance Voting Ballot by the Bookkeeper and by Natura &Co Holding S.A., pursuant to CVM Instruction 561.

NATURA &CO HOLDING S.A. Publicly-Held Company Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97 State Registration (NIRE) 35.300.531.582

Extraordinary General Meeting- April 16, 2021 – 8:00 a.m. DVB

Synthetic Voting Ballot Map of the Extraordinary General Meeting (“EGM”), comprising the votes received through the Distance Voting Ballot by the Bookkeeper and by the Company, pursuant to CVM Instruction 561. The information in this document reflects the information available in our bookkeeping system as of this date.

SYNTHETIC VOTING BALLOT MAP	O N

RESOLUTION MATTER	VOTE	SHAREHOLDING	% OF CORPORATE CAPITAL

1	Approval of the rectification and ratification of the global compensation of the Company’s managers relating to the period from May 2020 to April 2021, fixed at the Company’s Annual General Meeting held on April 30, 2020.	APPROVE	229,732,063	16.69%
		REJECT	159,167,225	11.56%
		ABSTAIN	48,924,232	3.55%
2	Approval of the absorption of the losses assessed in the fiscal year ended on December 31, 2020 by the capital reserve account related to the premium in the issue/sale of the Company’s shares.	APPROVE	424,185,190	30.82%
		REJECT	388,100	0.03%
		ABSTAIN	13,250,230	0.96%
3	Resolve on the independence of Ms. Georgia Garinois-Melenikiotou, as candidate to the Company’s Board of Directors.	YES	407,926,492	29.64%
		NO	1,746,333	0.13%
		ABSTAIN	28,150,695	2.05%
4	Election of Ms. Georgia Garinois-Melenikiotou to hold office as independent member of the Company’s Board of Directors, for a term of office unified with the other members of the Board of Directors, which will end on the date of the annual general meeting at which the Company’s shareholders shall vote on the financial statements for the fiscal year ending on December 31, 2021.	APPROVE	417,928,764	30.36%
		REJECT	4,274,692	0.31%
		ABSTAIN	15,620,064	1.13%
5	Approval of the updating of article 5 of the Company’s Bylaws, so as to reflect the amount of the capital stock confirmed at the Board of Directors’ Meeting held on March 16, 2021.	APPROVE	423,351,428	30.76%
		REJECT	0	0.00%
		ABSTAIN	14,472,092	1.05%

6	Approval of the amendment to paragraph 1, article 16 of the Company’s Bylaws to provide that a majority of the Board of Directors be composed of external members, having at least one third of independent members.	APPROVE	434,900,403	31.60%
		REJECT	0	0.00%
		ABSTAIN	2,923,117	0.21%
7	Approval of the amendment to letter “j”, paragraph 4, article 18 of the Company’s Bylaws, to exclude the obligation that at least one Co-Chairman of the Board of Directors be a member of the Organizational Development and Personnel Committee.	APPROVE	424,588,021	30.85%
		REJECT	0	0.00%
		ABSTAIN	13,235,499	0.96%
8	Approval of the amendment to item (xxv) of article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on conducting public offerings for the purchase of shares the subject matter of which are other securities convertible into or exchangeable for shares issued by the Company, in addition to its shares.	APPROVE	433,804,418	31.52%
		REJECT	0	0.00%
		ABSTAIN	4,019,102	0.29%
9	Approval of the inclusion of the new item (xxviii) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall issue a statement on the terms and conditions of corporate restructurings, capital increases and other transactions giving rise to change of control and decide whether these transactions assure fair and equitable treatment to the company’s shareholders.	APPROVE	433,804,418	31.52%
		REJECT	0	0.00%
		ABSTAIN	4,019,102	0.29%
10	Approval of the inclusion of the new item (xxix) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall assess and annually disclose who are the independent directors of the Company, as well as inform and justify any circumstances that may jeopardize their independence.	APPROVE	434,900,403	31.60%
		REJECT	0	0.00%
		ABSTAIN	2,923,117	0.21%
11	Approval of the inclusion of the new item (xxx) in article 20 of the Company’s Bylaws, to provide that the Board of Directors shall resolve on the transactions with related parties it is empowered to resolve upon, as defined in the corresponding policy of the Company.	APPROVE	433,804,418	31.52%
		REJECT	0	0.00%
		ABSTAIN	4,019,102	0.29%
12	Approval of the amendment to item (xxvi), article 20 and to letter “c”, paragraph 2, article 24 of the Company's Bylaws, to correct the wording and cross-reference.	APPROVE	423,351,428	30.76%
		REJECT	0	0.00%
		ABSTAIN	14,472,092	1.05%

13	Approval of the restatement of the Company's Bylaws, to reflect the amendments set forth in the items above.	APPROVE	424,588,021	29.04%
		REJECT	0	0.00%
		ABSTAIN	13,235,499	0.96%
14	If necessary a second call for the EGM, the voting instructions contained herein can also be considered in the assumption of EGM on a second call?	YES	397,610,170	27.08%
		NO	37,851,193	2.74%
		ABSTAIN	2,362,157	0.17%